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                                 EXHIBIT 8.1.1.



March 24, 2005



Mr. Mike Vazquez
MTEL, Inc.


RE:      MTEL - MORGAN BEAUMONT LETTER OF INTENT
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Dear Mike:

This letter of intent outlines the basic terms and conditions under which Morgan Beaumont, Inc., assigns or nominees ("Purchaser"), is prepared to acquire certain assets (the "Assets") from MTEL, Inc., a Florida corporation ("Seller") and to commence negotiations on a mutually acceptable Asset Purchase Agreement ("Agreement").

This Letter is intended by the parties to constitute a binding agreement with respect to the matters expressly set forth herein, subject to the provisions of the paragraphs below outlining the conditions precedent to the parties' commitments to execute and deliver the Agreement.

The parties agree to use their best efforts to negotiate, execute and deliver the Agreement (as defined below) as promptly as possible, and to expend the time, effort, and capital reasonably necessary to accomplish what is contemplated in this Letter of Intent on or before the Closing Date (as defined below). Each party shall bear its own legal, accounting, and consulting costs in connection with the transaction contemplated by this Letter of Intent.

The parties agree that the basic terms or of their transaction and their agreements respecting the negotiation and execution of a final agreement (the "Agreement") are as follows:

1. PURCHASE PRICE In consideration for the Assets, Purchaser shall pay to Seller the purchase price of $900,000.00, paid as follows.

         (A) Two Hundred Thousand Dollars ($200,000) cash to be paid as follows: (i) $50,000 at Closing; (ii) $50,000 thirty (30) days after the Closing; $50,000 sixty (60) days after the Closing; and $50,000 ninety (90) days after the Closing (the "Cash Consideration").

         (B) Seven Hundred Thousand dollars ($700,000) in shares of Purchaser's restricted common stock, valued at 95% of the 5 day trading average closing price for the 5 days preceding the Closing (the "Stock Consideration").



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         (C)      In addition to the commissions described in Paragraph 2.(D)
                  below, in the event that the pre-paid calling card products introduced by Purchaser produce revenue within any one (1) of the Purchaser's 2005 fiscal quarters equal to $500,000 with a gross profit of at least twelve percent (12%), Seller shall be entitled to a bonus of Twenty-Five Thousand Dollars ($25,000). This bonus can be earned by Seller in any 2005 fiscal quarter (of the Purchaser) (i.e., if Seller met the above conditions in 3 separate fiscal quarters the bonus earned would be Seventy-Five Thousand Dollars ($75,000). Any bonus earned within a particular 2005 fiscal quarter shall be paid by Purchaser to Seller within fifteen (15) business days after the end of such fiscal quarter.

         (D) In the event that Purchaser fails to release a Morgan Beaumont or MTEL reloadable phone card and/or phone/debit card within 120 days of the execution of the Agreement, Purchaser will be obligated to issue Seller an additional 200,000 shares of Purchaser's common stock (the "Additional Stock Consideration").

         (E) Purchaser and Seller agree to work in good faith toward the execution of a mutually acceptable agreement as soon as feasible, but in no event later than 30 days from the execution of this letter of intent.

2.       EMPLOYMENT/CONSULTING CONTRACT

         (A) Concurrent with the Closing of this transaction, Purchaser contemplates engaging Mike Vazquez (currently Seller's President) ("Vazquez") on either an employment or consulting basis to provide certain services, including, but not limited to, the following services:

                  o        management of all switches and Telco opportunities

                  o Negotiate and Manage all Telco contracts and relationships

                  o Assist in development of prepaid phone cards and a reloadable prepaid phone card.

                  o Sale of prepaid phone cards, reloadable prepaid phone cards and Debit/ATM and hologram debit cards

         (B) In consideration for the services rendered by Vazquez, he shall receive the sum of Five Thousand Dollars ($5,000) per month for a period of no less than eighteen (18) months.

         (C) If Vazquez is an employee or Vice President, he shall receive all benefits offered by Purchaser to all employees. The benefits shall include but not be limited to Health, Dental and Vision insurance, car allowance, Vacation time and stock options.

         (D) Vazquez shall be entitled to a commission to be calculated as follows: Ten percent (10%) of gross profit collected from the sale of cards (phone and/or stored value) to the extent such amount exceeds $20,000 per calendar month. Example, if $100,000 is collected gross profit from the sale of phone cards and/or phone/stored value cards, the commission earned would be $8,000 ($100,000 - $20,000 = $80,000 X 10% = $8,000).
                  In this example, Vazquez would earn a total of $13,000 (inclusive of his base pay) in compensation that month.

3.       DUE DILIGENCE

         (A) Within 10 business days after execution of this letter of intent, Vazquez and Seller shall provide Purchaser with copies of material documents, including the following, to the extent in Seller's or Vazquez' possession: a description and any documentation that further describes all of Seller's real and personal property, including without limitation its switches,


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                  racks, software, carrier contracts, office equipment,
                  terminals, servers, hosting contracts, sales agreements, bank accounts, and intellectual property (e.g., trade names, service marks, patents, etc., collectively, "Due Diligence Materials"). Seller or Vazquez, as applicable, shall also provide to Purchaser, within 5 days of Purchaser's request, such additional documents, information and responses, and such access to Seller's books, records and facilities as Purchaser may request.

         (B) Until the definitive Agreement is executed (i.e, the Closing occurs), Seller will provide Purchaser, Purchaser's representatives, and third parties with reasonable access to the Assets and Due Diligence Materials.

4.       CLOSING

         (A) Consummation of the proposed transaction ("Closing") will take place on or before 5:00 p.m. (EST) on April 15, 2005 (the "Closing Date") or upon such later date as agreed to by Seller and Purchaser.

         (B) The Closing shall occur at Purchaser's office located at 6015 31st Street East, Bradenton, Florida, or at such other location as is mutually agreed upon by Purchaser and Seller.

5.       NON-COMPETE

         Vazquez and Seller shall agree to reasonable non-competition language to be determined with the understanding that Vazquez has been in the Telcom industry for a number of years but that Purchaser is using a propriety process and technology for a reloadable phone card.

6.       CONFIDENTIALITY

         The parties will maintain the confidentiality of the terms of the transaction and the contents of this letter and transaction documents, except that Purchaser may disclose material terms which are necessary or required to be disclosed in connection with its due diligence investigations and by applicable law and rules of any exchange applicable to Purchaser or its affiliates.

7.       LEGAL EFFECT

         (A) Purchaser and Seller each acknowledge that a transaction of this type involves terms and conditions which have not yet been agreed upon and that this letter is in no way intended to be a complete or definitive statement of all the terms and conditions of the proposed transaction, but contemplates and is subject to the negotiation and execution of a definitive Purchase Agreement.

         (B) Seller and Purchaser agree to negotiate in good faith with each other to reach agreement on the final language of the definitive Purchase Agreement.

8.       NO TRADING

         Seller and Vazquez acknowledge that Purchaser is a publicly traded entity and that the disclosure of this Agreement or the terms contemplated herein could affect the price of Purchaser's shares and that they have material inside information that must be maintained as confidential information. Seller and Vazquez shall not purchase or sell any shares of Purchaser until Purchaser has announced the completion or termination of the definitive purchase of the Assets by Purchaser.


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9.       CONTINGENCIES

Purchaser's obligations under this Agreement are contingent upon and subject to Seller's compliance with the terms of this Agreement and Purchaser's satisfaction, in its sole and absolute discretion, with the results of its due diligence and its analysis of the Assets.

Purchaser will prepare a draft Agreement for review by Seller and its counsel immediately after mutual agreement of this letter of intent.

If the foregoing is acceptable, please execute a copy of this letter acknowledging your acceptance and return it to us by facsimile transmission no later than March 28, 2005.

Sincerely,

/s/ Clifford Wildes
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Clifford H. Wildes
Chief Executive Officer



ACKNOWLEDGED & AGREED TO AS OF
THIS ____ DAY OF MARCH, 2005 BY

SELLER:

MTEL, INC.



By:  /s/ Michael Vazquez
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         Michael Vazquez, President

VAZQUEZ


     /s/ Michael Vazquez
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         Michael Vazquez, an individual